Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a discloseable event/information.

May 3, 2019

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a copy of PSE Disclosure Form 4-8 - Change in Directors and/or Officers (Resignation/Removal or Appointment/Election) which we filed today with Philippine Stock Exchange in connection with the availment of optional retirement by Mr. Ernesto R. Alberto, Executive Vice President and Chief Revenue Officer, effective June 30, 2019, and the appointment of Mr. Alfredo S. Panlilio as Chief Revenue Officer, effective July 1, 2019.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

PLDT Inc.

TEL

PSE Disclosure Form 4-8 – Change in Directors and/or Officers

(Resignation/Removal or Appointment/Election)

References: SRC Rule 17 (SEC Form 17-C) and

Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Retirement/Appointment of officers
Background/Description of the Disclosure

This disclosure pertains to the availment of optional retirement by Mr. Ernesto R. Alberto, Executive Vice President and Chief Revenue Officer, effective June 30, 2019, and the appointment of Mr. Alfredo S. Panlilio as Chief Revenue Officer, effective July 1, 2019.

Resignation/Removal or Replacement

Name of Person	Position/Designation	Effective Date of Resignation/Cessation of term (mmm/dd/yyyy)	Reason(s) for Resignation/Cessation
Ernesto R. Alberto	Executive Vice President Chief Revenue Officer	June 30, 2019	Availment of optional retirement and will pursue other opportunities within the First Pacific Group

Election or Appointment

Name of Person	Position/Designation	Date of Appointment/Election (mmm/dd/yyyy)	Effective Date of Appointment Election (mmm/dd/yyyy)	Shareholdings in the Listed Company		Nature of Indirect Ownership
				Direct	Indirect
Alfredo S. Panlilio	Chief Revenue Officer	May 2, 2019	July 1, 2019	3,000	-

Promotion or Change in Designation

Name of Person	Position/Designation		Date of Approval (mmm/dd/yyy)	Effective Date of Change (mmm/dd/yyyy )	Shareholdings in the Listed Company		Nature of Indirect Ownership
	From	To			Direct	Indirect

Other Relevant information

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 3, 2019